Exhibit 99.5

NORTH AMERICAN NICKEL INC. 2500-666 Burrard Street Vancouver, BC V6C 2X8

NORTH AMERICAN NICKEL ANNOUNCES RESULTS OF

ANNUAL GENERAL AND SPECIAL SHAREHOLDERS’ MEETING

Vancouver, British Columbia, June 23, 2022 – North American Nickel Inc. (TSXV: NAN) (OTCQB: WSCRF) (the “Company” or “NAN”) is pleased to announce the results of its Annual General and Special Shareholders’ Meeting (the “Meeting”) held earlier today, where each of the matters described in the management information circular of the Company dated May 26, 2022 were overwhelmingly approved by the shareholders of the Company (the “Shareholders”), as more particularly described below.

Interim Board

The Shareholders re-elected Charles Riopel, Douglas Ford, John Hick, Christopher Messina, Keith Morrison and Zhen (Janet) Huang as directors of the Company (collectively, the “Interim Board”) to hold office until the earlier of (i) the next annual meeting of shareholders or until their successors are elected or appointed, and (ii) the closing of the previously announced reverse takeover transaction with Premium Nickel Resources Corporation (the “RTO Transaction”).

Auditor

The Shareholders approved the re-appointment of Dale Matheson Carr-Hilton LaBonte LLP as the auditor of the Company.

Continuance

The Shareholders approved the continuance of the Company from British Columbia to Ontario (the “Continuance”) and authorized the Board of Directors of the Company to file articles of continuance to give effect to the foregoing. The Continuance is not a condition precedent to the completion of the proposed RTO Transaction.

New By-Law No. 1

The Shareholders ratified and approved the adoption of By-Law No. 1 as the new general by-law of the Company to become effective upon the Continuance.

Board Size

The Shareholders authorized the Board of Directors of the Company to set, by directors’ resolution, the size of the Board of Directors from time to time within the minimum and maximum number of directors to be set forth in the articles of continuance of the Company, to be effective upon the Continuance.

Resulting Issuer Board

The Shareholders elected Keith Morrison, Charles Riopel, John Hick, Sheldon Inwentash, Sean Whiteford and John Chisholm to replace the Interim Board conditional and effective upon the closing of the proposed RTO Transaction, to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name Change

The Shareholders authorized the Board of Directors to change the name of the Company to “Premium Nickel Resources Ltd.”, or such other name as may be determined by the Board of Directors of the Company, in conjunction with the closing of the proposed RTO Transaction.

Option Plan

The Shareholders authorized the amended stock option plan of the Company, to replace the existing stock option plan of the Company conditional and effective upon the closing of the proposed RTO Transaction.

Full particulars of the matters considered at the Meeting are described in the management information circular of NAN dated May 16, 2022, a copy of which is available electronically on SEDAR (www.sedar.com) under NAN’s issuer profile.

Following the Meeting, the Board of Directors re-appointed Charles Riopel (Chairman), Keith Morrison (Chief Executive Officer), Sarah-Wenjia Zhu (Chief Financial Officer), Sharon Taylor (Chief Geophysicist) and Peter Lightfoot (Consulting Chief Geologist). Management of the Company following completion of the proposed RTO Transaction is expected to include Keith Morrison (Chief Executive Officer), Mark Fedikow (President), Sarah-Wenjia Zhu (Chief Financial Officer), Sharon Taylor (Chief Geophysicist) and Peter Lightfoot (Consulting Chief Geologist).

Completion of the RTO Transaction is subject to the satisfaction or waiver of several conditions precedent, including, but not limited to, receipt of the required approvals of (i) the TSX Venture Exchange, and (ii) the Shareholders (which the Company intends to obtain by way of a written consent in accordance with the policies of the TSX Venture Exchange). Further details of the terms of the RTO Transaction are set out in the Amalgamation Agreement, a copy of which is available on SEDAR (www.sedar.com) under NAN’s issuer profile, and the news releases of the Company dated April 26, 2022 and April 28, 2022.

The common shares of the Company will remain halted pending the closing of the proposed RTO Transaction (if at all). An update on the resumption of trading of the common shares of the Company on the TSX Venture Exchange will be provided to NAN in due course.

About North American Nickel

North American Nickel is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Ontario, Canada. In 2019, NAN became a founding shareholder in PNR to provide direct exposure to Ni-Cu-Co opportunities in the southern African region. Simultaneously, NAN is expanding its area of exploration interest into Morocco.

The Maniitsoq property in Greenland is a Camp scale permitted exploration project comprising 3,048 square km covering numerous high-grade nickel-copper + cobalt sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The >75km-long belt is situated along, and near, the southwest coast of Greenland and is accessible from the existing Seqi deep water port with an all-year-round shipping season and hydroelectric power potential from a quantified watershed.

The Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd. The property lies along the extension of the Whistle Offset dyke structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

NAN acquired 100% ownership of property near the southern extent of the Lingman Lake Greenstone Belt in northwest Ontario known as Lingman Nickel and in the Quetico region near Thunder Bay Ontario. The acquisition of these properties is part of NAN’s strategy to develop a pipeline of new nickel projects. NAN is evaluating direct and indirect nickel asset acquisition opportunities globally.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

North American Nickel Inc.

For more information contact:

North American Nickel Inc.

Jaclyn Ruptash

Vice President Corporate Affairs

+1 (604) 770-4334

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release includes “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance and condition of the Company, including the timing and ability of the Company to complete the proposed RTO Transaction on terms announced (if at all). Forward-looking information includes, but is not limited to, statements about the future prospects of any assets or properties of the Company, the ability of the Company to successfully complete the proposed RTO Transaction on terms announced (if at all), the ability of the Company to access capital, any spending commitments, the results of the Company’s exploration activities, the future economics of minerals including nickel and copper, the benefits of the development potential of the properties of the Company, the benefits of drilling and advancement of projects. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors, which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this news release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.